UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

C&J ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12467B304

(CUSIP Number)

Peter A. Nussbaum, Esq.
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12467B304	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,002,300** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,002,300** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,002,300** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 12467B304	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,002,300** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,002,300** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,002,300** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 12467B304	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,798 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,798 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,798 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 12467B304	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,008,098** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,008,098** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,098** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                       Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of C&J Energy Services, Inc. a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 3990 Rogerdale Rd, Houston, Texas 77042.

Item 2.                       Identity and Background.

(a) This statement is filed by:
(i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to the Common Stock held by certain investment funds it manages (“Point72 Funds”);
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to the Common Stock held by certain investment funds managed by Point72 Asset Management;
(iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to the Common Stock held by certain investment funds it manages (and together with the Point72 Funds, the “Portfolio Funds”); and
(iv) Steven A. Cohen with respect to the Common Stock beneficially owned by Point72 Asset Management, L.P., Point72 Capital Advisors Inc. and Cubist Systemic Strategies.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of (i) Point72 Asset Management, L.P., Point72 Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.
(c) The principal business of Point72 Asset Management and Cubist Systematic Strategies is to serve as an investment manager and sub-investment manager, respectively, to a variety of private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Point72 Capital Advisors Inc. is to serve as the general partner of Point72 Asset Management.  The principal business of Mr. Cohen is to serve as a principal of Point72 Asset Management and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors Inc. is a Delaware corporation.  Cubist Systematic Strategies is a Delaware limited liability company.  Mr. Cohen is a United States citizen.
Item 3.                          Source and Amount of Funds or Other Consideration.

The Portfolio Funds expended an aggregate of approximately $61,948,068.45 of investment capital to purchase the 3,008,098 shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.                          Purpose of Transaction.

On June 26, 2014, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating that it had entered into an Agreement and Plan of Merger with Nabors Industries Ltd. (“Nabors”), pursuant to which a Bermuda subsidiary of Nabors  (“Parent”) will cause a Delaware subsidiary of Parent to be merged with and into the Issuer, and as a result the Issuer will continue as the surviving corporation and be a wholly owned subsidiary of Parent.  Each issued and outstanding share of the Issuer’s Common Stock will be canceled and will be automatically converted into the right to receive one (1) share of common stock of Parent.

The shares of Common Stock subject to this Schedule 13D were acquired for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of the Portfolio Funds’ investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, cause the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling, hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.                                        Interest in Securities of the Issuer.

(a) As of the close of business on August 5, 2014, the Reporting Persons beneficially owned an aggregate of 3,008,098** shares of Common Stock, representing approximately 5.4%** of the shares of Common Stock outstanding.  The percentages used herein are based upon 55,411,622 shares of Common Stock reported to be outstanding, as of May 2, 2014, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies and Mr. Cohen own directly no shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Pursuant to an investment management agreement, Cubist Systematic

Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc. and Cubist Systematic Strategies.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 3,002,300** shares of Common Stock (constituting approximately 5.4%** of the shares of Common Stock outstanding) and (ii) each of Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 5,798 shares of Common Stock, constituting less than 0.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,002,300** shares of Common Stock, constituting 5.4%** of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,002,300** shares of Common Stock, constituting 5.4%** of such class of securities;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 5,798 shares of Common Stock, constituting less than 0.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,008,098** shares of Common Stock, constituting 5.4%** of such class of securities.

** Includes 1,000,000 shares of Common Stock subject to call options held by an investment fund managed by Point72 Asset Management.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, the Point72 Funds hold call options to acquire an aggregate of 1,000,000 shares of Common Stock. Such options are included in the beneficial ownership amounts reported on this Schedule 13D.  The Point72 Funds also hold put options to sell an aggregate of 1,000,000 shares of Common Stock.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 35,252 shares of Common Stock through such contracts.  In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to 670 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.                                        Material to be filed as Exhibits.
1.   Schedule A - Sixty Day Trading History
2.	Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2014
POINT72 ASSET MANAGEMENT, L.P.

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

Schedule A

SIXTY DAY TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
6/6/2014	Point72 Asset Management	40	31.51000	31.510 - 31.510
6/6/2014	Point72 Asset Management	- 20	32.05000	32.050 - 32.050
6/6/2014	Cubist Systematic Strategies	- 2997	31.54307	31.060 - 31.990
6/6/2014	Cubist Systematic Strategies	1400	31.88714	31.110 - 31.990
6/6/2014	Cubist Systematic Strategies	2000	32.04834	32.000 - 32.220
6/6/2014	Cubist Systematic Strategies	- 2103	32.09967	32.000 - 32.215
6/6/2014	Point72 Asset Management	199	31.97005	31.960 - 31.980
6/6/2014	Point72 Asset Management	501	32.05537	32.000 - 32.130
6/6/2014	Cubist Systematic Strategies	1493	31.54422	31.310 - 31.970
6/6/2014	Cubist Systematic Strategies	- 700	31.97571	31.960 - 31.990
6/6/2014	Cubist Systematic Strategies	- 693	32.00000	32.000 - 32.000
6/6/2014	Cubist Systematic Strategies	100	32.00000	32.000 - 32.000
6/9/2014	Point72 Asset Management	- 30	32.27000	32.270 - 32.270
6/9/2014	Cubist Systematic Strategies	- 400	31.89500	31.880 - 31.920
6/9/2014	Cubist Systematic Strategies	633	31.90844	31.880 - 31.930
6/9/2014	Cubist Systematic Strategies	2100	32.22952	32.000 - 32.470
6/9/2014	Cubist Systematic Strategies	- 2900	32.28069	32.010 - 32.500
6/9/2014	Point72 Asset Management	100	31.88000	31.880 - 31.880
6/9/2014	Point72 Asset Management	400	32.23000	32.080 - 32.460
6/9/2014	Cubist Systematic Strategies	- 700	31.90143	31.880 - 31.930
6/9/2014	Cubist Systematic Strategies	700	32.49000	32.490 - 32.490
6/10/2014	Cubist Systematic Strategies	- 600	31.38793	31.340 - 31.460
6/10/2014	Cubist Systematic Strategies	900	31.51889	31.430 - 31.700
6/10/2014	Point72 Asset Management	1600	31.45048	31.400 - 31.520
6/10/2014	Cubist Systematic Strategies	- 200	31.42450	31.410 - 31.430
6/10/2014	Cubist Systematic Strategies	200	31.46000	31.460 - 31.460
6/11/2014	Cubist Systematic Strategies	100	30.98000	30.980 - 30.980
6/11/2014	Cubist Systematic Strategies	2400	31.27208	31.120 - 31.510
6/11/2014	Cubist Systematic Strategies	- 2500	31.52800	31.220 - 31.660
6/11/2014	Point72 Asset Management	900	31.51844	31.220 - 31.650
6/11/2014	Cubist Systematic Strategies	431	31.22000	31.220 - 31.220
6/11/2014	Cubist Systematic Strategies	- 431	31.25664	31.220 - 31.310

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
6/12/2014	Cubist Systematic Strategies	2000	31.75769	31.660 - 31.920
6/12/2014	Cubist Systematic Strategies	- 2000	31.78950	31.620 - 31.930
6/12/2014	Cubist Systematic Strategies	- 200	32.08500	32.040 - 32.130
6/12/2014	Cubist Systematic Strategies	400	32.11000	32.100 - 32.120
6/12/2014	Point72 Asset Management	- 900	31.70440	31.650 - 31.760
6/12/2014	Cubist Systematic Strategies	3313	31.78824	31.630 - 31.990
6/12/2014	Cubist Systematic Strategies	- 4113	31.80889	31.780 - 31.860
6/12/2014	Cubist Systematic Strategies	800	32.07250	32.000 - 32.130
6/13/2014	Cubist Systematic Strategies	408	31.74931	31.620 - 31.840
6/13/2014	Cubist Systematic Strategies	- 100	31.82000	31.820 - 31.820
6/13/2014	Point72 Asset Management	- 2300	31.78565	31.700 - 31.860
6/16/2014	Cubist Systematic Strategies	- 100	31.89000	31.890 - 31.890
6/16/2014	Cubist Systematic Strategies	- 400	32.09750	32.030 - 32.150
6/16/2014	Cubist Systematic Strategies	400	32.36750	32.300 - 32.490
6/16/2014	Point72 Asset Management	- 6900	32.30771	32.150 - 32.460
6/16/2014	Cubist Systematic Strategies	170	32.33000	32.330 - 32.330
6/17/2014	Cubist Systematic Strategies	700	32.33139	32.220 - 32.540
6/17/2014	Cubist Systematic Strategies	- 700	32.42143	32.320 - 32.540
6/17/2014	Point72 Asset Management	- 5800	32.43348	32.210 - 32.650
6/17/2014	Cubist Systematic Strategies	- 775	32.28581	32.220 - 32.400
6/17/2014	Cubist Systematic Strategies	775	32.43137	32.410 - 32.440
6/18/2014	Cubist Systematic Strategies	- 500	31.97192	31.950 - 31.980
6/18/2014	Cubist Systematic Strategies	- 1013	32.25578	32.010 - 32.470
6/18/2014	Cubist Systematic Strategies	800	32.38846	32.350 - 32.470
6/18/2014	Point72 Asset Management	- 1523	31.94996	31.900 - 31.990
6/18/2014	Point72 Asset Management	- 5477	32.22872	32.000 - 32.470
6/18/2014	Cubist Systematic Strategies	200	31.92000	31.920 - 31.920
6/18/2014	Cubist Systematic Strategies	- 201	31.98502	31.980 - 31.990
6/18/2014	Cubist Systematic Strategies	- 803	32.06978	32.010 - 32.410
6/18/2014	Cubist Systematic Strategies	704	32.20369	32.050 - 32.350
6/19/2014	Cubist Systematic Strategies	800	32.60250	32.540 - 32.670
6/19/2014	Cubist Systematic Strategies	- 1719	32.70832	32.625 - 32.780
6/19/2014	Point72 Asset Management	- 8100	32.58213	32.440 - 32.780
6/19/2014	Cubist Systematic Strategies	800	32.56125	32.520 - 32.580
6/19/2014	Cubist Systematic Strategies	- 4026	32.66550	32.620 - 32.700
6/20/2014	Cubist Systematic Strategies	- 1100	32.59091	32.440 - 32.710
6/20/2014	Cubist Systematic Strategies	1302	32.71068	32.650 - 32.780
6/20/2014	Point72 Asset Management	- 10800	32.69716	32.500 - 32.840
6/20/2014	Cubist Systematic Strategies	3426	32.73105	32.560 - 32.850
6/23/2014	Cubist Systematic Strategies	800	32.51549	32.470 - 32.710
6/23/2014	Cubist Systematic Strategies	- 1203	32.59647	32.470 - 32.860
6/23/2014	Point72 Asset Management	- 10500	32.68552	32.460 - 32.930
6/23/2014	Cubist Systematic Strategies	- 1458	32.62798	32.500 - 32.680
6/23/2014	Cubist Systematic Strategies	1358	32.85507	32.780 - 32.930
6/24/2014	Cubist Systematic Strategies	- 900	31.63778	31.620 - 31.640

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
6/24/2014	Cubist Systematic Strategies	1200	31.72644	31.580 - 31.970
6/24/2014	Cubist Systematic Strategies	6700	32.75023	32.410 - 32.970
6/24/2014	Cubist Systematic Strategies	- 3300	32.80803	32.400 - 32.990
6/24/2014	Point72 Asset Management	- 9156	31.68621	31.580 - 31.890
6/24/2014	Point72 Asset Management	- 5044	32.68368	32.110 - 32.970
6/24/2014	Cubist Systematic Strategies	- 700	31.64000	31.640 - 31.640
6/24/2014	Cubist Systematic Strategies	- 2400	32.69083	32.690 - 32.700
6/24/2014	Cubist Systematic Strategies	2400	32.74767	32.700 - 32.980
6/25/2014	Cubist Systematic Strategies	823	31.61045	31.480 - 31.800
6/25/2014	Cubist Systematic Strategies	100	32.66000	32.660 - 32.660
6/25/2014	Cubist Systematic Strategies	- 600	32.78000	32.670 - 32.900
6/25/2014	Point72 Asset Management	- 2100	31.69571	31.490 - 31.970
6/25/2014	Point72 Asset Management	- 8100	32.57669	32.000 - 32.880
6/25/2014	Cubist Systematic Strategies	200	32.79000	32.790 - 32.790
6/25/2014	Cubist Systematic Strategies	- 200	32.81000	32.810 - 32.810
6/26/2014	Point72 Asset Management	14700	31.88393	31.570 - 31.992
6/26/2014	Point72 Asset Management	190052	32.30308	32.000 - 32.985
6/26/2014	Point72 Asset Management	400	33.01500	33.000 - 33.030
6/26/2014	Cubist Systematic Strategies	100	31.57000	31.570 - 31.570
6/26/2014	Cubist Systematic Strategies	- 3571	31.86262	31.560 - 31.990
6/26/2014	Cubist Systematic Strategies	- 10829	32.57351	32.000 - 32.990
6/26/2014	Cubist Systematic Strategies	3200	32.60187	32.050 - 32.960
6/26/2014	Cubist Systematic Strategies	- 200	33.24000	33.010 - 33.470
6/26/2014	Cubist Systematic Strategies	2450	33.47959	33.030 - 33.980
6/26/2014	Cubist Systematic Strategies	650	34.14615	34.020 - 34.360
6/26/2014	Cubist Systematic Strategies	- 300	34.50000	34.500 - 34.500
6/26/2014	Point72 Asset Management	- 1175	31.82054	31.560 - 31.990
6/26/2014	Point72 Asset Management	- 2737	32.34642	32.000 - 32.640
6/26/2014	Point72 Asset Management	18751	32.75752	32.410 - 32.990
6/26/2014	Point72 Asset Management	1161	33.01397	33.000 - 33.020
6/26/2014	Cubist Systematic Strategies	- 2200	31.87250	31.600 - 31.990
6/26/2014	Cubist Systematic Strategies	2568	31.96986	31.890 - 31.990
6/26/2014	Cubist Systematic Strategies	2689	32.06210	32.000 - 32.800
6/26/2014	Cubist Systematic Strategies	- 2957	32.21000	32.010 - 32.520
6/27/2014	Point72 Asset Management	- 40	32.92000	32.920 - 32.920
6/27/2014	Point72 Asset Management	40	33.30000	33.300 - 33.300
6/27/2014	Cubist Systematic Strategies	1600	32.69813	32.530 - 32.950
6/27/2014	Cubist Systematic Strategies	- 200	32.92000	32.910 - 32.930
6/27/2014	Cubist Systematic Strategies	3200	33.25064	33.000 - 33.470
6/27/2014	Cubist Systematic Strategies	- 3434	33.30055	33.040 - 33.560
6/27/2014	Point72 Asset Management	8300	33.35938	33.220 - 33.470
6/27/2014	Cubist Systematic Strategies	- 4761	32.68975	32.640 - 32.760
6/27/2014	Cubist Systematic Strategies	700	32.89429	32.740 - 32.990
6/27/2014	Cubist Systematic Strategies	4461	33.21639	33.000 - 33.400
6/27/2014	Cubist Systematic Strategies	- 1800	33.28000	33.280 - 33.280

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
6/30/2014	Point72 Asset Management	2	32.91000	32.910 - 32.910
6/30/2014	Point72 Asset Management	9641	33.24229	33.070 - 33.280
6/30/2014	Cubist Systematic Strategies	100	32.90000	32.900 - 32.900
6/30/2014	Cubist Systematic Strategies	- 200	32.93500	32.920 - 32.950
6/30/2014	Cubist Systematic Strategies	4600	33.31402	33.010 - 33.770
6/30/2014	Cubist Systematic Strategies	- 4397	33.43347	33.000 - 33.780
6/30/2014	Point72 Asset Management	2000	33.64339	33.450 - 33.820
6/30/2014	Cubist Systematic Strategies	800	33.23125	33.050 - 33.770
6/30/2014	Cubist Systematic Strategies	- 500	33.25600	33.110 - 33.780
7/1/2014	Point72 Asset Management	64070	33.54311	33.130 - 33.990
7/1/2014	Point72 Asset Management	1287	34.02098	34.000 - 34.110
7/1/2014	Cubist Systematic Strategies	2754	33.28162	33.110 - 33.730
7/1/2014	Cubist Systematic Strategies	- 600	33.73167	33.280 - 33.970
7/1/2014	Point72 Asset Management	8100	33.46208	33.100 - 33.670
7/1/2014	Cubist Systematic Strategies	5017	33.49013	33.130 - 33.600
7/1/2014	Cubist Systematic Strategies	- 4317	33.77381	33.560 - 33.970
7/2/2014	Point72 Asset Management	90497	31.87914	31.640 - 31.990
7/2/2014	Point72 Asset Management	38412	32.18785	32.030 - 32.990
7/2/2014	Point72 Asset Management	- 4440	32.92455	32.870 - 32.961
7/2/2014	Point72 Asset Management	20600	33.09154	33.000 - 33.230
7/2/2014	Cubist Systematic Strategies	1714	31.75922	31.690 - 31.950
7/2/2014	Cubist Systematic Strategies	- 1943	31.82278	31.670 - 31.930
7/2/2014	Cubist Systematic Strategies	- 2100	32.43667	32.030 - 32.980
7/2/2014	Cubist Systematic Strategies	791	32.54470	32.090 - 32.710
7/2/2014	Cubist Systematic Strategies	- 3673	33.10936	33.010 - 33.230
7/2/2014	Cubist Systematic Strategies	1400	33.15071	33.080 - 33.200
7/2/2014	Point72 Asset Management	10661	31.81294	31.610 - 31.970
7/2/2014	Point72 Asset Management	9839	32.27476	32.000 - 32.505
7/2/2014	Cubist Systematic Strategies	740	31.72514	31.690 - 31.810
7/2/2014	Cubist Systematic Strategies	- 740	31.83919	31.830 - 31.850
7/2/2014	Cubist Systematic Strategies	- 100	32.19000	32.190 - 32.190
7/3/2014	Point72 Asset Management	- 40	32.25000	32.250 - 32.250
7/3/2014	Cubist Systematic Strategies	559	32.19174	32.100 - 32.270
7/3/2014	Cubist Systematic Strategies	- 900	32.21000	32.190 - 32.220
7/3/2014	Cubist Systematic Strategies	786	32.19763	32.190 - 32.200
7/7/2014	Point72 Asset Management	2338	31.94320	31.890 - 31.990
7/7/2014	Point72 Asset Management	- 10	32.11000	32.110 - 32.110
7/7/2014	Point72 Asset Management	27658	32.11382	32.000 - 32.210
7/7/2014	Cubist Systematic Strategies	- 1700	31.82941	31.820 - 31.850
7/7/2014	Cubist Systematic Strategies	210	32.15000	32.150 - 32.150
7/7/2014	Point72 Asset Management	8929	31.87978	31.810 - 31.990
7/7/2014	Point72 Asset Management	15571	32.13575	32.010 - 32.200
7/7/2014	Cubist Systematic Strategies	- 786	31.88160	31.850 - 31.930
7/7/2014	Cubist Systematic Strategies	200	32.13000	32.130 - 32.130
7/8/2014	Point72 Asset Management	4199	31.95919	31.890 - 31.990

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
7/8/2014	Point72 Asset Management	20801	32.10355	32.000 - 32.270
7/8/2014	Cubist Systematic Strategies	- 2984	31.81120	31.670 - 31.880
7/8/2014	Cubist Systematic Strategies	948	31.81367	31.730 - 31.930
7/8/2014	Cubist Systematic Strategies	2500	32.03400	32.000 - 32.230
7/8/2014	Cubist Systematic Strategies	- 2300	32.15370	32.040 - 32.240
7/8/2014	Point72 Asset Management	13390	31.85518	31.550 - 31.990
7/8/2014	Point72 Asset Management	19310	32.08898	32.000 - 32.270
7/8/2014	Cubist Systematic Strategies	4084	31.83158	31.610 - 31.990
7/8/2014	Cubist Systematic Strategies	- 12553	31.83293	31.800 - 31.850
7/8/2014	Cubist Systematic Strategies	7699	32.09325	32.000 - 32.230
7/9/2014	Point72 Asset Management	111300	32.25806	32.070 - 32.570
7/9/2014	Cubist Systematic Strategies	- 3500	32.20802	32.070 - 32.660
7/9/2014	Cubist Systematic Strategies	4690	32.32292	32.130 - 32.490
7/9/2014	Point72 Asset Management	29100	32.31582	32.080 - 32.520
7/9/2014	Cubist Systematic Strategies	1470	32.29993	32.190 - 32.430
7/9/2014	Cubist Systematic Strategies	- 100	32.38000	32.380 - 32.380
7/10/2014	Point72 Asset Management	- 90	31.72000	31.720 - 31.720
7/10/2014	Point72 Asset Management	28730	31.78995	31.580 - 31.990
7/10/2014	Point72 Asset Management	6270	32.04337	32.000 - 32.095
7/10/2014	Cubist Systematic Strategies	2000	31.82450	31.700 - 31.950
7/10/2014	Cubist Systematic Strategies	- 1800	31.86417	31.665 - 31.960
7/10/2014	Point72 Asset Management	29633	31.85049	31.560 - 31.960
7/10/2014	Point72 Asset Management	5667	32.06640	32.010 - 32.110
7/10/2014	Cubist Systematic Strategies	- 663	31.68151	31.680 - 31.690
7/10/2014	Cubist Systematic Strategies	963	31.90314	31.880 - 31.970
7/11/2014	Cubist Systematic Strategies	2243	31.78319	31.630 - 31.870
7/11/2014	Cubist Systematic Strategies	- 2808	31.82107	31.570 - 31.980
7/11/2014	Point72 Asset Management	34500	31.81061	31.640 - 31.950
7/11/2014	Cubist Systematic Strategies	6891	31.75261	31.730 - 31.810
7/11/2014	Cubist Systematic Strategies	- 6130	31.77168	31.640 - 31.840
7/14/2014	Point72 Asset Management	40	32.37000	32.370 - 32.370
7/14/2014	Cubist Systematic Strategies	4802	32.77889	32.490 - 32.960
7/14/2014	Cubist Systematic Strategies	- 4600	32.78522	32.480 - 32.920
7/14/2014	Cubist Systematic Strategies	- 200	33.00500	33.000 - 33.010
7/14/2014	Point72 Asset Management	28304	32.76342	32.490 - 32.990
7/14/2014	Point72 Asset Management	1996	33.00160	33.000 - 33.010
7/14/2014	Cubist Systematic Strategies	- 861	32.41697	32.150 - 32.810
7/14/2014	Cubist Systematic Strategies	200	32.79000	32.790 - 32.790
7/15/2014	Point72 Asset Management	- 50	32.41800	32.410 - 32.420
7/15/2014	Point72 Asset Management	100133	32.48886	32.440 - 32.505
7/15/2014	Cubist Systematic Strategies	- 3292	32.41754	32.100 - 32.670
7/15/2014	Cubist Systematic Strategies	3600	32.47972	32.110 - 32.650
7/15/2014	Point72 Asset Management	29300	32.42437	32.050 - 32.530
7/16/2014	Point72 Asset Management	20201	32.81858	32.310 - 32.990
7/16/2014	Point72 Asset Management	29899	33.10805	33.000 - 33.160

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
7/16/2014	Cubist Systematic Strategies	4400	32.50688	32.330 - 32.850
7/16/2014	Cubist Systematic Strategies	- 2954	32.77269	32.450 - 32.980
7/16/2014	Cubist Systematic Strategies	- 5737	33.07702	33.000 - 33.150
7/16/2014	Cubist Systematic Strategies	200	33.13000	33.130 - 33.130
7/16/2014	Point72 Asset Management	29867	32.63670	32.300 - 32.990
7/16/2014	Point72 Asset Management	3733	33.07775	33.010 - 33.150
7/16/2014	Cubist Systematic Strategies	600	32.41167	32.408 - 32.420
7/16/2014	Cubist Systematic Strategies	- 600	32.50000	32.500 - 32.500
7/16/2014	Cubist Systematic Strategies	- 200	33.05000	33.010 - 33.090
7/16/2014	Cubist Systematic Strategies	200	33.13000	33.130 - 33.130
7/17/2014	Point72 Asset Management	- 90	32.88000	32.880 - 32.880
7/17/2014	Point72 Asset Management	140	33.27021	33.130 - 33.350
7/17/2014	Point72 Asset Management	- 140	33.33000	33.330 - 33.330
7/17/2014	Cubist Systematic Strategies	- 1800	32.74422	32.640 - 32.990
7/17/2014	Cubist Systematic Strategies	2200	32.81773	32.640 - 32.980
7/17/2014	Cubist Systematic Strategies	2201	33.09453	33.000 - 33.260
7/17/2014	Cubist Systematic Strategies	- 1400	33.26929	33.030 - 33.395
7/17/2014	Point72 Asset Management	11384	32.81515	32.630 - 32.990
7/17/2014	Point72 Asset Management	13316	33.18179	33.000 - 33.430
7/17/2014	Cubist Systematic Strategies	300	32.78000	32.780 - 32.780
7/17/2014	Cubist Systematic Strategies	- 330	32.78303	32.650 - 32.980
7/17/2014	Cubist Systematic Strategies	- 200	33.03000	33.000 - 33.060
7/17/2014	Cubist Systematic Strategies	330	33.10485	33.080 - 33.120
7/18/2014	Point72 Asset Management	- 10	32.74000	32.740 - 32.740
7/18/2014	Cubist Systematic Strategies	- 5546	32.68345	32.610 - 32.760
7/18/2014	Cubist Systematic Strategies	1800	32.72278	32.620 - 32.770
7/18/2014	Cubist Systematic Strategies	600	33.09333	33.030 - 33.160
7/18/2014	Cubist Systematic Strategies	- 300	33.18333	33.130 - 33.260
7/18/2014	Point72 Asset Management	6900	32.70037	32.610 - 32.780
7/18/2014	Point72 Asset Management	6200	33.20253	33.080 - 33.360
7/18/2014	Cubist Systematic Strategies	100	32.72000	32.720 - 32.720
7/18/2014	Cubist Systematic Strategies	- 200	32.75500	32.680 - 32.830
7/21/2014	Point72 Asset Management	50	32.69000	32.690 - 32.690
7/21/2014	Point72 Asset Management	- 40	32.83000	32.830 - 32.830
7/21/2014	Cubist Systematic Strategies	- 2900	32.80103	32.650 - 32.890
7/21/2014	Cubist Systematic Strategies	4200	32.83841	32.760 - 32.900
7/21/2014	Point72 Asset Management	6100	32.83020	32.760 - 32.870
7/22/2014	Point72 Asset Management	- 40	33.18000	33.180 - 33.180
7/22/2014	Point72 Asset Management	40	33.45000	33.450 - 33.450
7/22/2014	Cubist Systematic Strategies	3500	33.16357	33.010 - 33.550
7/22/2014	Cubist Systematic Strategies	- 1667	33.27460	33.180 - 33.490
7/22/2014	Point72 Asset Management	900	33.22449	33.180 - 33.250
7/22/2014	Cubist Systematic Strategies	- 2500	32.97000	32.970 - 32.970
7/22/2014	Cubist Systematic Strategies	- 800	33.17250	33.150 - 33.250
7/22/2014	Cubist Systematic Strategies	3200	33.36701	33.040 - 33.720

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
7/23/2014	Point72 Asset Management	- 90	33.22000	33.220 - 33.220
7/23/2014	Point72 Asset Management	140	33.39643	33.100 - 33.770
7/23/2014	Cubist Systematic Strategies	3200	33.43063	33.150 - 33.670
7/23/2014	Cubist Systematic Strategies	- 3500	33.55757	33.185 - 33.700
7/23/2014	Point72 Asset Management	- 7700	33.60202	33.550 - 33.670
7/23/2014	Cubist Systematic Strategies	1500	33.24267	33.180 - 33.340
7/23/2014	Cubist Systematic Strategies	- 1700	33.27176	33.220 - 33.660
7/24/2014	Cubist Systematic Strategies	- 800	33.47250	33.200 - 33.700
7/24/2014	Cubist Systematic Strategies	485	33.49866	33.140 - 33.770
7/24/2014	Point72 Asset Management	- 3000	33.18849	33.100 - 33.260
7/24/2014	Cubist Systematic Strategies	- 200	33.21000	33.210 - 33.210
7/25/2014	Point72 Asset Management	- 50	32.92000	32.920 - 32.920
7/25/2014	Cubist Systematic Strategies	5094	32.37284	32.010 - 32.910
7/25/2014	Cubist Systematic Strategies	- 1422	32.45989	32.260 - 32.930
7/25/2014	Cubist Systematic Strategies	300	33.02000	33.020 - 33.020
7/25/2014	Point72 Asset Management	5500	32.82622	32.730 - 32.980
7/25/2014	Cubist Systematic Strategies	200	32.78000	32.760 - 32.800
7/28/2014	Cubist Systematic Strategies	- 6500	32.22159	32.140 - 32.360
7/28/2014	Cubist Systematic Strategies	4500	32.28822	32.150 - 32.640
7/28/2014	Cubist Systematic Strategies	445	32.27431	32.260 - 32.280
7/28/2014	Cubist Systematic Strategies	- 445	32.33966	32.330 - 32.350
7/28/2014	Point72 Asset Management	9900	32.28395	32.140 - 32.400
7/29/2014	Point72 Asset Management	100	31.99000	31.990 - 31.990
7/29/2014	Point72 Asset Management	8900	32.39166	32.000 - 32.860
7/29/2014	Cubist Systematic Strategies	100	31.86000	31.860 - 31.860
7/29/2014	Cubist Systematic Strategies	5874	32.51766	32.090 - 32.900
7/29/2014	Cubist Systematic Strategies	- 8330	32.69488	32.202 - 32.980
7/29/2014	Cubist Systematic Strategies	700	33.11429	33.070 - 33.220
7/29/2014	Cubist Systematic Strategies	- 1200	33.13250	33.010 - 33.230
7/29/2014	Cubist Systematic Strategies	- 2577	32.58938	32.060 - 32.725
7/29/2014	Cubist Systematic Strategies	2477	32.69897	32.040 - 32.970
7/29/2014	Cubist Systematic Strategies	100	33.08000	33.080 - 33.080
7/29/2014	Point72 Asset Management	20396	32.76310	32.560 - 32.980
7/29/2014	Point72 Asset Management	3704	33.16819	33.070 - 33.250
7/30/2014	Cubist Systematic Strategies	- 5093	32.53027	32.370 - 32.870
7/30/2014	Cubist Systematic Strategies	2717	32.54103	32.345 - 32.850
7/30/2014	Cubist Systematic Strategies	100	32.47000	32.470 - 32.470
7/30/2014	Point72 Asset Management	12900	32.51776	32.350 - 32.790
7/31/2014	Point72 Asset Management	29949	28.89335	28.770 - 28.998
7/31/2014	Point72 Asset Management	105248	29.14096	29.000 - 29.980
7/31/2014	Point72 Asset Management	190800	30.24733	30.000 - 30.990
7/31/2014	Point72 Asset Management	- 10	30.60000	30.600 - 30.600
7/31/2014	Point72 Asset Management	3	31.00000	31.000 - 31.000
7/31/2014	Cubist Systematic Strategies	3800	29.27184	29.000 - 29.960
7/31/2014	Cubist Systematic Strategies	- 100	29.98000	29.980 - 29.980

Trade Date	Reporting Person	Amount	Weighted Average Price ($)	Range of Prices
7/31/2014	Cubist Systematic Strategies	8431	30.11894	30.000 - 30.920
7/31/2014	Cubist Systematic Strategies	- 5200	30.17087	30.005 - 30.870
7/31/2014	Cubist Systematic Strategies	- 300	31.00333	31.000 - 31.010
7/31/2014	Cubist Systematic Strategies	400	31.11500	31.010 - 31.150
7/31/2014	Cubist Systematic Strategies	1000	29.25300	29.040 - 29.960
7/31/2014	Cubist Systematic Strategies	- 700	29.30214	29.100 - 29.530
7/31/2014	Cubist Systematic Strategies	1099	30.12046	30.110 - 30.130
7/31/2014	Cubist Systematic Strategies	- 1199	30.25279	30.070 - 30.500
7/31/2014	Point72 Asset Management	- 500	28.88400	28.850 - 28.910
7/31/2014	Point72 Asset Management	- 2290	29.34096	29.000 - 29.940
7/31/2014	Point72 Asset Management	- 29610	30.07113	30.000 - 30.590
8/1/2014	Point72 Asset Management	900	28.95333	28.930 - 28.995
8/1/2014	Point72 Asset Management	30000	29.31897	29.000 - 29.980
8/1/2014	Point72 Asset Management	- 900	29.69631	29.110 - 29.820
8/1/2014	Cubist Systematic Strategies	3900	28.84890	28.710 - 28.950
8/1/2014	Cubist Systematic Strategies	10300	29.17657	29.020 - 29.600
8/1/2014	Cubist Systematic Strategies	- 4238	29.58754	29.070 - 29.980
8/1/2014	Cubist Systematic Strategies	2300	29.20350	29.030 - 29.330
8/1/2014	Cubist Systematic Strategies	- 2000	29.20700	29.185 - 29.620
8/1/2014	Point72 Asset Management	- 2500	28.86860	28.795 - 28.960
8/1/2014	Point72 Asset Management	- 7000	29.15318	29.050 - 29.280
8/4/2014	Point72 Asset Management	50010	28.69996	28.690 - 28.850
8/4/2014	Cubist Systematic Strategies	800	28.75625	28.710 - 28.790
8/4/2014	Cubist Systematic Strategies	- 500	29.69200	29.360 - 29.860
8/4/2014	Point72 Asset Management	- 4347	28.79580	28.640 - 28.970
8/4/2014	Point72 Asset Management	- 5953	29.70727	29.310 - 29.870
8/5/2014	Point72 Asset Management	- 10	29,02000	29.020 - 29.020
8/5/2014	Cubist Systematic Strategies	- 600	28.87500	28.660 - 28.980
8/5/2014	Point72 Asset Management	- 5731	28.88116	28.620 - 28.990
8/5/2014	Point72 Asset Management	- 3169	29.15656	29.030 - 29.250